UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[✓]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________

Commission file number 1-16191

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tennant Company
Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tennant Company
ATTN: Retirement Benefits Committee
701 North Lilac Drive
P.O. BOX 1452
Minneapolis, Minnesota 55440
(612) 540-1554

Tennant Company
Retirement Savings Plan

Financial Statements
December 31, 2012 and 2011

Contents

Reports of Independent Registered Public Accounting Firm	1-2

Financial Statements

Statements of net assets available for benefits	3

Statement of changes in net assets available for benefits	4

Notes to financial statements	5-10

Supplemental Schedule

Schedule H, Line 4i — Schedule of assets (held at end of year)	11

Exhibit	12

Signature	13

Report of Independent Registered Public Accounting Firm

Retirement Benefits Committee
Tennant Company Retirement Savings Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of Tennant Company Retirement Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tennant Company Retirement Savings Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ CliftonLarsonAllen LLP
Minneapolis, Minnesota
June 19, 2013

Tennant Company Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets:
Investments at fair value:
Registered investment companies	$255,417,704	$224,586,787
Tennant Company common stock	56,556,334	56,522,589
Total investments	311,974,038	281,109,376

Receivables:
Tennant Company (employer) contributions	2,848,145	3,831,409
Notes from participants	6,195,000	6,105,997
Other	5	9
Dividends and interest	237,298	16,446
Total receivables	9,280,448	9,953,861
Total assets	321,254,486	291,063,237

Liabilities:
Fees payable	(37,546)	(113,011)
Net assets available for benefits	$321,216,940	$290,950,226
See accompanying Notes to Financial Statements.

Tennant Company Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012

Additions to Net Assets Attributed to:
Investment income:
Net appreciation in fair value of investments	$29,088,487
Dividends and interest	6,865,735
Dividends — Tennant Company common stock	944,738
Net investment income	36,898,960

Interest income from notes receivable from participants	316,897

Contributions:
Participant	9,541,354
Rollovers	544,252
Tennant Company (employer)	6,121,947
Total contributions	16,207,553
Total Additions	53,423,410

Deductions From Net Assets Attributed To:
Distributions to participants	22,924,860
Administrative expense	231,836
Total deductions	23,156,696

Net Increase	30,266,714

Net assets available for benefits:
Beginning of year	290,950,226
End of year	$321,216,940
See accompanying Notes to Financial Statements.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 1.    Plan Description
General: The following brief description of the Tennant Company Retirement Savings (formerly Tennant Company Profit Sharing and Employee Stock Ownership Plan) (the Plan) is provided for general purposes only. Participants should refer to the Plan description for more complete information. The Plan is a defined-contribution plan sponsored by Tennant Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Eligibility and payment of benefits: Any U.S. employee is eligible to participate in the 401(k) and matching contributions immediately upon hire. Eligibility to participate in the profit sharing portion of the Plan requires completion of one year of service and, generally, employment on the last day of the Plan year. The full value of a participant's account is payable following termination of employment under any of the following circumstances:

a.	Normal retirement at age 65
b.Retirement at any time between the ages of 55 and 65
c.Disability retirement at any age
d.Voluntary termination of employment by employee
e.Involuntary termination or layoff other than for cause
f.Termination of the Plan
If termination of employment occurs as a result of death, participant beneficiaries will receive the full value of all of the participant's accounts. Distributions are made in cash for in-kind shares of Tennant Company stock.
In-Service Distributions are allowed prior to termination of employment under any of the following circumstances:

a.	Participant reaches age 59½
b.Immediate and heavy financial need
Voting rights: Each participant is entitled to exercise voting rights attributable to the Tennant Company shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee is required, however, to vote any unallocated shares proportionate to the votes cast by participants on allocated shares.
Plan termination: The Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon such termination of the Plan, the interest of each participant in the Plan will be distributed to such participant or his or her beneficiaries at the time prescribed by the Plan's terms and ERISA. Upon termination of the Plan, the Retirement Benefits Committee shall direct the trustee to pay all liabilities and expenses of the Plan and sell shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loan.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 1.    Plan Description (Continued)
Participant accounts: The Plan is a defined-contribution plan under which a separate individual account is established for each participant. Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings or losses, and charged with an allocation of administrative expenses. Contributions are based on participant eligible compensation, as defined.
Vesting: Participants are 100 percent vested in their account balance.
Diversification: The Plan allows employees to reallocate their investments at any time, including those held in Tennant Company stock.
Investment options: Under the terms of the Plan, participants elect which funds both individual and Company contributions will be invested in.
Participants can freely transfer their plan account accumulations between funds on a daily basis, subject to certain limitations.
Contributions: Employees electing to participate in the Plan make voluntary contributions on a pretax basis subject to certain limits. The Company has agreed to contribute an amount equal to 75 percent of the first 4 percent of each employee's contributions up to a maximum match of 3 percent of eligible wages. Additionally, the Company may elect to contribute a discretionary annual contribution subject to company performance and based on eligible wages. There was a 2.35 percent discretionary contribution made for the year ended December 31, 2012. Participants may also contribute amounts representing distributions from other qualified plans.
Notes from participants: Participants can request a note amount not to exceed 50 percent of the value of their account balances, less the highest outstanding note balance held in the past 12 months. Interest charged on such notes is established at a fixed rate of 2 percent above the prime rate received by Vanguard from Reuters as of the last day of the prior month. The notes are secured by the balance in the participant's accounts and bear interest at rates that range from 5.25 percent to 10.25 percent through August 2022. Principal and interest payments are received ratably from participants through monthly payroll deductions.
Note 2.    Summary of Significant Accounting Policies
Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 2.    Summary of Significant Accounting Policies (Continued)
Investment valuation and income recognition: The Vanguard Group Fiduciary Trust Company (the Trustee) holds the Plan's investment assets and executes transactions therein based upon instructions received from the Plan Administrator, Tennant Company, and the participants of the Plan. The Plan's investments are reported at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is accrued as earned. Realized gains and losses related to sales of investments are recorded on a trade-date basis, and unrealized gains and losses are recorded based on the fair values as of the reporting date.
Notes from participants: Delinquent loans are treated as distributions based upon the terms of the Plan document.
Distributions to participants: Distributions to participants are recorded when paid.
Administrative expense: All permitted administrative expenses are paid by the Plan and charged to participant accounts.
Risks and uncertainties: The Plan provides for investment in a variety of investment funds, including Tennant Company common stock. Investments in general are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments have occurred since December 31, 2012, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the 2012 statement of net assets available for benefits.
Note 3.    Investments
The net appreciation in fair value of investments for the year ended December 31, 2012, was as follows:

Investment in Tennant Company common stock	$7,483,753
Investment in registered investment companies	21,604,734
$29,088,487

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 3.    Investments (Continued)
The following investments as of December 31, 2012 and 2011, represented 5 percent or more of the Plan's net assets available for benefits:

	2012	2011

Tennant Company common stock	$56,556,334	$56,522,589
Vanguard Group of Mutual Funds:
Wellington Fund	40,494,852	38,435,119
500 Index Fund	—	31,165,507
Prime Money Market Fund	35,736,376	34,155,844
Institutional Index Fund	33,262,002	—
Windsor Fund	20,861,030	18,636,491
Developing Markets Index Fund	17,917,014	12,830,891
Small-Cap Index Fund	17,029,490	15,418,572
Growth Index Fund	14,190,851	—
Metropolitan West Total Return Bond Fund	31,344,629	28,157,675
The Plan’s investments in Tennant Company stock at December 31, 2012 and 2011, are presented in the following table:

Tennant Company Common Shares	2012	2011

Number of shares	1,287,874	1,451,148
Cost	$23,214,643	$24,305,734
Market	56,556,334	56,522,589
Note 4.    Fair Value Measurements
Accounting standards established the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2:    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 4.    Fair Value Measurements (Continued)

Level 3:
Valuations are based on valuation methodologies, discounted cash flow models or similar techniques. Level 3 valuations incorporate certain assumptions, modeling and projections in determining the fair value assigned to such assets or liabilities.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.
Registered investment companies: Certain investments in registered investment companies are valued at the net asset value of shares, based on active market prices, held by the Plan at year-end. Other investments in registered investment companies are valued at cost plus accrued income, which approximates fair value determined from or corroborated by observable market data by correlation or other means.
Tennant Company common stock: Investment in Tennant Company common stock is valued at the closing price reported on the active market on which the individual securities are traded.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2012 and 2011:

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Domestic stock funds	$69,671,343	$—	$—	$69,671,343
Balanced funds (stocks and bonds)	81,505,727	—	—	81,505,727
Bond funds	47,452,853	—	—	47,452,853
International stock funds	21,051,405	—	—	21,051,405
Short-term reserves	—	35,736,376	—	35,736,376
Tennant Company common stock	56,556,334	—	—	56,556,334
Total investment assets at fair value	$276,237,662	$35,736,376	$—	$311,974,038

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Domestic stock funds	$78,403,701	$—	$—	$78,403,701
Balanced funds (stocks and bonds)	61,480,319	—	—	61,480,319
Bond funds	33,403,977	—	—	33,403,977
International stock funds	17,142,946	—	—	17,142,946
Short-term reserves	—	34,155,844	—	34,155,844
Tennant Company common stock	56,522,589	—	—	56,522,589
Total investment assets at fair value	$246,953,532	$34,155,844	$—	$281,109,376

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 5.    Party-in-Interest Transactions
The Plan invests in securities issued by the Trustee and by the Company. These party-in-interest transactions are exempt under Section 408(b)(8) of ERISA.
Note 6.    Tax Status
The Internal Revenue Service (IRS) had determined and informed the Company by a letter dated June 30, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. Effective January 1, 2010, the Plan adopted the Tennant Company Profit Sharing and Employee Stock Ownership Plan. The Plan has applied for, but has not received, a determination letter from the IRS stating that the Plan is qualified under the Internal Revenue Code Section 401(a). However, the Plan Administrator believes that the Plan is qualified, and therefore, the related trust is exempt from taxation.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Tennant Company Retirement Savings Plan
EIN 41-0572550  Plan #001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2012

	Description of Investment, Including Maturity
	Date, Rate of Interest, Collateral, Par or
Identity of Issuer, Lessor or Similar Party	Maturity Value **	Current Value
Registered investment companies:
Vanguard Wellington Fund*	Mutual fund	$40,494,852
Vanguard Prime Money Market Fund*	Mutual fund	35,736,376
Vanguard Institutional Index Fund*	Mutual fund	33,262,002
Metropolitan West Total Return Bond Fund	Mutual fund	31,344,629
Vanguard Windsor Fund*	Mutual fund	20,861,030
Vanguard Developing Markets Index Fund*	Mutual fund	17,917,014
Vanguard Small-Cap Index Fund*	Mutual fund	17,029,490
Vanguard Growth Index Fund*	Mutual fund	14,190,851
Vanguard Inflation-Protected Securities Fund*	Mutual fund	6,927,795
Vanguard Target Retirement 2015 Fund*	Mutual fund	5,918,914
Vanguard Target Retirement 2025 Fund*	Mutual fund	5,180,870
Vanguard Target Retirement 2030 Fund*	Mutual fund	4,280,931
Vanguard Target Retirement 2020 Fund*	Mutual fund	3,962,050
Vanguard Target Retirement 2035 Fund*	Mutual fund	3,681,647
Vanguard Target Retirement Income Fund*	Mutual fund	3,094,873
Vanguard Target Retirement 2045 Fund*	Mutual fund	2,317,696
Vanguard Target Retirement 2010 Fund*	Mutual fund	2,186,075
Vanguard Large-Cap Index Fund Signal Shares*	Mutual fund	2,185,523
Vanguard Target Retirement 2040 Fund*	Mutual fund	2,081,409
DFA Emerging Markets Core Equity Port	Mutual fund	1,375,825
Vanguard Target Retirement 2050 Fund*	Mutual fund	1,194,135
Vanguard Target Retirement 2055 Fund*	Mutual fund	190,375
Vanguard Target Retirement 2060 Fund*	Mutual fund	3,342
		255,417,704

Tennant Company common stock*	Common stock, 1,287,874 shares, par value
	$0.375; cost is $23,214,643	56,556,334
Vanguard Group Fiduciary Trust Company*	Notes from participants, ranging between
	5.25% and 10.25%, maturing through
	August 2022	6,195,000
		$318,169,038
*Represents party in interest.
**Cost information for participant-directed investments is not required.

EXHIBIT

Item #	Description
23	Consent of Independent Registered Public Accounting Firm — CliftonLarsonAllen LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TENNANT COMPANY RETIREMENT SAVINGS PLAN

Date: June 19, 2013	By:	/s/ Vicki L. Haugen
Vicki L. Haugen
Retirement Benefits Committee